Exhibit (a)(5)

FORM OF NOTICE OF DEFERRAL
[Dated at least six (6) months prior to a Vesting Date;
for the first Vesting Date of September 30, 2002, dated any time prior to June 30, 2002]

Allegiance Telecom, Inc.
9201 North Central Expressway
Dallas, TX 75231
Attn: Lisa Sutter, Stock Option Department
Fax: 469/259-9130

        Pursuant to section 2(e) of that certain Restricted Stock Agreement dated as of            , 2002, I hereby elect to defer the distribution of            shares of Vested Restricted Shares (the "Deferral Shares") which may vest on                        , until (any such date to which the shares are deferred, the "Deferral Date") [select option and fill in blanks]:

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  the earlier of (i) [date] [no earlier than the applicable original Vesting Date] and (ii) such time as the closing price of the Allegiance Telecom, Inc. common stock on Nasdaq closes at $            or higher [such stock price must be at least 20% higher than the closing price prior to the date of this deferral election]; or

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  [date] [no earlier than the applicable original Vesting Date].

        I understand that if I elect to defer distribution of stock certificates, no stock certificates representing the Deferral Shares will be delivered to me until the Deferral Date. I understand that my deferral is irrevocable and that I may make a deferral election once with respect to a particular vesting date. However, I also understand that the Restricted Stock Agreement referred to above has provisions that may "accelerate" the delivery of stock certificates in limited circumstances, notwithstanding my election to defer.

        This originally signed letter will be forwarded to Lisa Sutter.

Sincerely,

[Printed name and signature of employee]